

July 15, 2011

Via E-mail
Brett Gladden
Corporate Secretary
CSR plc
Churchill House, Cambridge Business Park, Cowley Road
Cambridge CB4 0WZ
United Kingdom

>   **Re: CSR plc**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed July 6, 2011**
>   **File No. 333-173590**

Dear Mr. Gladden:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material Israeli Tax Consequences of the Merger, page 151

1.   We note from the statement in the first sentence of this section that you are providing a "summary" of material Israeli tax consequences. Since your tax counsel has provided short-form tax opinions, where such counsel merely confirms that the disclosure regarding the material tax consequences in the prospectus is such counsel's opinion, the prospectus disclosure should be a complete discussion of the material tax consequences of the transaction. As such the disclosure in the prospectus should not be referred to as a "summary." Please revise.

2.   We note the disclosure in the fourth paragraph on page 152 that exemptions from withholding may be available under certain tax treaties with Israel or certain provisions of Israeli tax law. With a view towards revised disclosure, please tell us why you are unable to provide legal opinions that describe clearly whether the investors will be

subject to Israeli taxation and what exemptions are available or address the reasons for the uncertainty. In particular, please clarify why a U.S. person would not be able to claim the available exemptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan, staff attorney, at (202) 551-3269 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 if you have questions regarding our comments.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via E-mail): Steven V. Bernard, Esq.